CERTIFICATE OF AMENDMENT
TO THE
CERTIFICATE OF INCORPORATION
OF
JITSOURCE, INC.

JITSOURCE, INC., a corporation organized and existing under the laws of the State of Delaware (the "Corporation"), pursuant to Section 242 of the Delaware General Corporation Law, hereby certifies as follows:

FIRST: That Article First of the Certificate of Incorporation of the Corporation is hereby amended to read in its entirety as follows:

"The name of the corporation shall be: Detto Technologies, Inc."

SECOND: That the Board of Directors of the Corporation, by unanimous written consent of its members, filed with the minutes of the Board, adopted a resolution proposing and declaring advisable the following amendment to the Certificate of Incorporation of the Corporation:

RESOLVED, that, to effectuate a Forward Stock Split, Article FOURTH of the Certificate of Incorporation, as amended and in effect on the date hereof, be amended by adding the following paragraphs thereto:

Upon this Certificate of Amendment to the Certificate of Incorporation of the Corporation becoming effective in accordance with the General Corporation Law of the State of Delaware (the "Effective Time"), each share of Common Stock, par value $.0001 per share ("Old Common Stock"), of the Corporation issued and outstanding immediately prior to the Effective Time shall be, without any action of the holder thereof, automatically reclassified as and converted into two (2) shares of Common Stock, par value $.0001 per share ("New Common Stock"), of the Corporation.

Each stock certificate that, immediately prior to the Effective Time, represented shares of Old Common Stock shall, from and after the Effective Time, automatically and without the necessity of presenting the same for exchange, represent that number of shares of New Common Stock into which the shares of Old Common Stock represented by such certificate shall have been reclassified and converted. A letter of transmittal will provide the means by which each holder of record of a certificate that represented shares of Old Common Stock shall receive, upon surrender of such certificate, a new certificate representing the number of shares of New Common Stock into which the shares of Old Common Stock represented by such certificate shall have been reclassified and converted.

As of the Effective Time, the total number of shares which the Corporation shall have authority to issue is 120,000,000 shares of Capital Stock, which shall be divided into 100,000,000 shares of New Common Stock, par value $.0001 per share, and 20,000,000 shares of Preferred Stock, par value $.0001 per share.

THIRD: That in lieu of a meeting and vote of the stockholders of the Corporation, a majority of the holders of the Corporation's Common Stock have given their written consent to these

amendments to the Certificate of Incorporation of the Corporation in accordance with the provisions of Section 228 of the Delaware General Corporation Law, and written notice of the adoption of these amendments has been given as provided in Section 228 of the Delaware General Corporation Law to every stockholder entitled to such notice.

FOURTH: That the foregoing amendments of the Certificate of Incorporation of the Corporation were duly adopted in accordance with the provisions of Section 242 of the Delaware General Corporation Law.

IN WITNESS WHEREOF, the undersigned, being the duly authorized officer of JITSOURCE, INC., does hereby execute this Certificate of Amendment and affirms and acknowledges under penalties of perjury that this is his free act and deed and that the facts stated herein are true this 20th day of September 2004.

By: ____________________

Larry Maria[illegible]

Chief Executive Officer